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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Regal Entertainment Group

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
758766 10 9
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No.            758766 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member	(a)	☒
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
15,507,503

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
15,507,503

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,507,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
25.2%

12.	Type of Reporting Person (See Instructions)
IA; OO

Page 2 of 9 Pages

CUSIP No.              758766 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member	(a)	☒
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
15,507,503

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
15,507,503

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,507,503

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
25.2%

12.	Type of Reporting Person (See Instructions)
PN

Page 3 of 9 Pages

Item 1(a). Name of Issuer.

        Regal Entertainment Group ("Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices.

  9110 East Nichols Avenue, Suite 200
  Centennial, Colorado 80112

Item 2(a). Name of Person Filing.

        This statement is filed by Oaktree Capital Management, LLC, a California limited liability company ("Oaktree"), and OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership of which Oaktree is the sole general partner (the "Oaktree Fund").

Item 2(b). Address of Principal Business Office, or, if none, Residence.

        The address of the principal business office for each of Oaktree and Oaktree Fund is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Item 2(c). Citizenship.

        Oaktree is a California limited liability company and Oaktree Fund is a Delaware limited partnership.

Item 2(d). Title and Class of Securities.

        Class A Common Stock, par value $0.001 per share ("Class A Common Stock").

Item 2(e). CUSIP Number.

        758766 10 9

Item 3. If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

        As of December 31, 2002:

        (a)  Amount beneficially owned: The Oaktree Fund beneficially owned 15,507,503 shares of Class A Common Stock through its ownership of 15,507,503 shares of Class B Common Stock, par value $0.001 per share, of Issuer, which are convertible into a like number of shares of Class A Common Stock. Oaktree, as sole general partner of the Oaktree Fund, may be deemed to beneficially own the shares held by the Oaktree Fund because it has discretionary authority and control over all of the assets of the Oaktree Fund pursuant to the partnership agreement for the Oaktree Fund, including the power to vote and dispose of the Class A Common Stock. Therefore, each of the Oaktree Fund and Oaktree may be deemed to share the power to vote and dispose of the shares of Class A Common Stock to which this statement relates.

        (b)  Percent of class:

    Oaktree Fund: 25.2%
    Oaktree: 25.2%

        (c)  The following indicates for each filing person the number of shares of Class A Common Stock as to which such person has the sole and/or shared power to vote or direct the vote of, or dispose or direct the disposition of:

          Oaktree Fund:

          (i)    Sole power to vote or direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 15,507,503

          (iii)  Sole power to dispose or to direct the disposition of: 0

Page 4 of 9 Pages

          (iv)  Shared power to dispose or to direct the disposition of: 15,507,503

          Oaktree:

          (i)    Sole power to vote or direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 15,507,503

          (iii)  Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of: 15,507,503

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        See attached Exhibit A, which identifies each member of the group.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.

Page 5 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003	Oaktree Capital Management, LLC
	By:	/s/ John Frank
	Name:	John Frank
	Title:	Principal and General Counsel
	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Vice President
Date: February 12, 2003	OCM Principal Opportunities Fund II, L.P.
	By:	Oaktree Capital Management, LLC
	Its:	General Partner
		By:	/s/ John Frank
		Name:	John Frank
		Title:	Principal and General Counsel
		By:	/s/ Jordon L. Kruse
		Name:	Jordon L. Kruse
		Title:	Vice President

Page 6 of 9 Pages

EXHIBIT INDEX

Exhibit A    Identification of Group Members

Exhibit B    Joint Filing Agreement

Page 7 of 9 Pages

EXHIBIT A

to

Schedule 13G

Identification of Group Members:

        Oaktree Capital Management, LLC

        OCM Principal Opportunities Fund II, L.P.

Page 8 of 9 Pages

EXHIBIT B

to

Schedule 13G

JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G dated February 12, 2003, with respect to the Class A Common Stock of Regal Entertainment Group is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

        This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of February 12, 2003.

Oaktree Capital Management, LLC
By:	/s/ John Frank
Name:	John Frank
Title:	Principal and General Counsel
By:	/s/ Jordon L. Kruse
Name:	Jordon L. Kruse
Title:	Vice President
OCM Principal Opportunities Fund II, L.P.
By:	Oaktree Capital Management, LLC
Its:	General Partner
	By:	/s/ John Frank
	Name:	John Frank
	Title:	Principal and General Counsel
	By:	/s/ Jordon L. Kruse
	Name:	Jordon L. Kruse
	Title:	Vice President

Page 9 of 9 Pages

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SIGNATURE
EXHIBIT INDEX
EXHIBIT A to Schedule 13G
EXHIBIT B to Schedule 13G JOINT FILING AGREEMENT